InVivo Therapeutics (NASDAQ:NVIV) Investor Presentation Developing Innovative Products for Spinal Cord Injury June 2018 Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-224424 June 14, 2018

Disclaimer InVivo Therapeutics Holdings Corp. (the “Company”) has filed a registration statement on Form S-1, including a preliminary prospectus, with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the offering to which this presentation relates, which has not yet become effective as the date hereof. An offering may only be made by means of an effective registration statement (including a prospectus) filed with the SEC. Before you invest in the Company’s securities, you should read the preliminary prospectus included in the Company’s registration statement on Form S-1 and the other documents the Company files with the SEC for more complete information about the Company and the offering. You can obtain those documents for free, including after the registration statement on Form S-1 becomes effective, by visiting EDGAR on the SEC website at www.sec.gov.

Forward-Looking Statements Any statements in this presentation about future expectations, plans and prospects for InVivo Therapeutics Holdings Corp. (the “Company”) , including statements regarding the safety and effectiveness of the Neuro-Spinal Scaffold™, the anticipated value of the second pivotal study, the expected timing for enrollment and completion of the second pivotal study, the Company’s ability to identify financing options that will support the second pivotal study, the establishment of the Neuro-Spinal Scaffold™ as the first and foundation of spinal cord injury (“SCI”) treatments, the number of patients in the CONTEMPO Registry Study, the status of the clinical program, and other statements containing the words “believes,” “anticipates,” “targets,” “plans,” “expects,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including risks and uncertainties relating to the Company’s ability to raise capital and to initiate, conduct and complete clinical trials; the Company’s ability to submit an HDE application and receive regulatory approval for the Neuro-Spinal Scaffold; the impact of achieving the Objective Performance Criterion on the U.S. Food and Drug Administration (the “FDA”) approval process; the Company’s ability to commercialize its products; the Company’s ability to develop, market and sell products based on its technology; the expected benefits and efficacy of the Company’s products and technology in connection with the treatment of spinal cord injuries; the availability of substantial additional funding for the Company to continue its operations and to conduct research and development, clinical studies and future product commercialization and other factors discussed in the “Risk Factors” section of our most recent quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) and in the Company’s other filings from time to time with the SEC. In addition, the forward-looking statements included in this presentation represent the Company’s views as of the date hereof and should not be relied upon as representing the Company’s views as of any date subsequent to the date hereof. The Company anticipates that subsequent events and developments will cause the Company’s views to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so.

Free Writing Prospectus This presentation highlights basic information about us and the offering. Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our company. Except as otherwise indicated, this presentation speaks only as of the date hereof. This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation. Any representation to the contrary is a criminal offense. This presentation includes industry and market data that we obtained from industry publications and journals, third-party studies and surveys, internal company studies and surveys, and other publicly available information. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this presentation, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions that were used in preparing the forecasts from the sources relied upon or cited herein. We filed a Registration Statement on Form S-1 with the SEC on April 24, 2018 and an amended Form S-1/A including a preliminary prospectus dated June 14, 2018 (the “Preliminary Prospectus”) with respect to the offering of our securities to which this communication relates. Before you invest, you should read the Preliminary Prospectus (including the risk factors described therein) and, when available, the final prospectus relating to the offering, and the other documents filed with the SEC and incorporated by reference into the Preliminary Prospectus, for more complete information about us and the offering. You may obtain these documents, including the Preliminary Prospectus, for free by visiting EDGAR on the SEC website at http://sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you request it by contacting Ladenburg Thalmann & Co. Inc., 277 Park Avenue, 26th Floor, New York, NY 10172 or by email at prospectus@ladenburg.com.

InVivo Therapeutics Executive Summary Developing the Neuro-Spinal Scaffold™ for Acute Spinal Cord Injury (SCI) No effective treatments available for SCI No direct competitive products in clinical development FDA approved pivotal study of the Neuro-Spinal Scaffold™: INSPIRE 2.0 Encouraging data from single-arm study supports follow-on study Randomized, controlled trial in patients with acute spinal cord injury (SCI) Humanitarian Device Exemption (HDE) regulatory pathway New Leadership and Focused Business Strategy New Chief Executive Officer – February 2018 Organization restructured to reduce spend profile and focus on executing the INSPIRE 2.0 study

Executive Leadership CEO: Richard Toselli, M.D. Appointed Chief Executive Officer in February of 2018 Responsible for FDA approval of INSPIRE 2.0 study Previous Experience Includes: Chief Medical Officer for Cochlear Limited Vice President of Global Medical Affairs for Sanofi Chief Medical/Technology Officer for Covidien Surgical Director of Medical Affairs at DePuy Spine Vice President of Evidence-Based Medicine at Johnson & Johnson’s device sector Board-certified neurological surgeon

Spinal Cord Injury: An Unmet Clinical Need with No Effective Treatments

- Unserved patient population with no options
  - Approximately 17,000 new cases of acute SCI per year in US[1]
  - Patients affected by loss of motor, sensory and autonomic (bowel, bladder and sexual) function
  - Only small percentage of patients ever regain function[3]
  - Approximately 285,000 currently live with chronic SCI in US[2]
    - Chronic SCI: >6 months after injury
- Direct cost of spinal cord injury
  - Cost of care for the first year post-SCI: $350K - $1.0M+[2]
  - Net present value of the cost for a quadriplegic injured at 25 for life: $4.8M+[2]

We seek to establish the *Neuro-Spinal Scaffold* as the foundation of the standard of care for acute SCI

1. Company estimate derived from: Selvarajah *et al.*, J. Neurotrauma (2014), Jain *et al.*, JAMA (2015), Saunders *et al.*, Top Spinal Cord Inj. Rehabil. (2015)
2. National Spinal Cord Injury Statistical Center, Facts and Figures at a Glance. Birmingham, AL: University of Alabama at Birmingham, 2017.
3. Guidelines for the conduct of clinical trials for spinal cord injury as developed by the ICCP panel: spontaneous recovery after spinal cord injury and statistical power needed for therapeutic clinical trials. *Spinal cord (2007).*

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Acute Management of Spinal Cord Injury Currently available acute management of SCI: Non-surgical management: traction and bedrest to prevent additional trauma Surgical Management: Bony decompression and spinal column alignment and stabilization Minimizes secondary injury and provides support to the spine Standard of care: Early decompressive surgery within 24-48 hours post-injury Attempts to remove ongoing spinal cord compression Despite significant advances in surgical repair to the spinal column over recent decades, modern day acute management of SCI does not address repair of the spinal cord

Progression of Acute SCI to Post-Traumatic Cavity in Contusion Injuries


Spinal Cord Injury

Hemorrhage & Spinal Cord Swelling

Reduced Blood Flow & Ischemic Necrosis

Cavity Development & White Matter Reduction

Chronic injury and mature cavity formation

Time

Normal


Highly vascularized gray matter
White matter

2 hours after SCI


Acute hemorrhage & necrosis

24 hours after SCI


Liquefactive necrosis

12 weeks after SCI


Mature cavity

Histology from rat contusion model of SCI

Poster D8-06; National Neurotrauma Society 2015 Symposium; Santa Fe, NM.

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The Neuro-Spinal Scaffold™: InVivo’s Approach for Acute SCI

The Neuro-Spinal Scaffold™ Proprietary, highly porous biopolymer Neuro-Spinal Scaffold PLGA is the biodegradable skeleton along which cells can grow Poly-L-Lysine promotes cellular adhesion Scaffold is surgically implanted lengthwise into cavity created by SCI Issued patents covering Neuro-Spinal Scaffold licensed from MIT and Boston Children’s Hospital (expires 2027) Company images

Neuro-Spinal Scaffold™ Mechanism of Action Preservation of white matter and reduction of cyst formation via appositional healing (i.e., spinal cord architecture) Neural regeneration through the formation of neuro-permissive remodeled tissue Remyelination of segmentally demyelinated white matter axons by Schwann cells Remyelination with Schwann Cells after Neuro-Spinal Scaffold™ Implantation* Schwann Cells restore signal transduction Contusion Injury White Matter Epicenter Schwann Cells aid neural regeneration Central epicenter (a) and white matter (b) *Rat Acute Spinal Cord Contusion Injury (at 12 weeks)

The Neuro-Spinal Scaffold™ Preserves Macroscopic Spinal Cord Architecture Control Scaffold *P<0.05 Cyst Reduction (1) White Matter Sparing (1) Remodeled Tissue (1) (1) Poster D8-06; National Neurotrauma Society 2015 Symposium; Santa Fe, NM. Rat Acute Spinal Cord Contusion Injury (at 12 weeks) Neuro-Spinal Scaffold Control Cyst Neuro-Spinal Scaffold Neuro-Spinal Scaffold Neuro-Spinal Scaffold Remodeled Tissue Volume (mm 3 ) Control Scaffold 0.0 0.5 1.0 1.5 2.0 * Cavity Volume (mm 3 ) Control Scaffold 0 2 4 6 * White Matter Width (mm) Control Scaffold 0.0 0.2 0.4 0.6 *

The Neuro Spinal Scaffold™ Increases Remodeled Tissue Supporting Neural Regeneration Neuro-Spinal Scaffold Remodeled tissue with extensive neuro-permissive matrix Neuro-permissive matrix supports neural regeneration Control Minimal neuro-permissive matrix Company images Rat Acute Spinal Cord Contusion Injury (at 12 weeks)

Neural Regeneration and Remyelination with Schwann Cells after Neuro-Spinal Scaffold™Implantation Schwann Cells restore signal transduction Oligodendrocytes Schwann Cells Contusion Injury Inset: Schwann cells ensheathing axons White Matter Epicenter Schwann Cells aid neural regeneration Central epicenter (a) and white matter (b) Rat Acute Spinal Cord Contusion Injury (at 12 weeks)

Neuro-Spinal Scaffold™ Promotes Neural Regeneration and Functional Recovery Increased remodeled tissue (1) Slotkin JR et al., Biomaterials. (2017) Neural regeneration Myelin basic protein stained axons in remodeled tissue Improved functional recovery Primate Hemicordectomy Model (at 3 Months) Neuro-Spinal Scaffold Hemicordectomy Model *P<0.05 (1)

Neuro-Spinal Scaffold™ Clinical & Regulatory Development Plans

Humanitarian Device Exemption (HDE): A Lower Approval Threshold *Excludes penetrating injuries such as gunshot or knife injuries Benefit Provides less burdensome regulatory process (lower approval threshold) Demonstrate safety and probable benefit (rather than effectiveness) 21st Century Cures Act InVivo’s initial Humanitarian Use Device population: thoracic and cervical SCI patients with complete paralysis (AIS A)* May allow InVivo to take advantage of the HDE pathway for patients with incomplete paralysis (AIS B and AIS C)* Would require applying for expanded HUD and conducting a separate study Cures Act also requires that FDA publish draft guidance that defines the criteria for establishing “probable benefit” by mid-2018 Market Advantage Eligible to be sold for profit for adult and pediatric patients (defined as patients age 21 and under) Device is intended for the treatment of a condition that occurs in and is labeled for use in pediatric patients or in a pediatric subpopulation

INSPIRE 1.0 Foundational Study Trial Design: 20-patient, single arm trial, evaluating whether the Scaffold is safe and demonstrates probable benefit for the treatment of AIS A T2-T12/L1 spinal cord injury (within 96 hrs of injury) Primary Endpoint: Improvement in ASIA Impairment Scale (AIS) grade from baseline at 6 months Trial Success Criterion (Objective Performance Criterion): At least 25% of subjects convert from complete paraplegia (AIS A) to partial paralysis by 6 months American Spinal Injury Association Impairment Scale (AIS) Grade Description (Abridged) A Complete – No motor or sensory function preserved in sacral segments (S4-5) B Sensory Incomplete – Sensory but not motor function preserved below level of injury and includes sacral segments C Motor Incomplete – Motor function preserved below level of injury; voluntary anal contraction OR sparing of motor function 3 levels below injury D Motor Incomplete – Similar to AIS C but with at least half of key muscles below injury functioning against gravity E Normal

INSPIRE 1.0: AIS Conversion Rate vs. Objective Performance Criterion Published historical benchmarks for AIS conversion rates were used to establish the OPC 1 Zariffa et al., Spinal Cord (2011); European Multicenter Study about Spinal Cord Injury (EMSCI) 2 Lee et al., J. Spinal Cord Med (2014); Spinal Cord Injury Model System (US) 3 Approval is not guaranteed if the OPC is met and HDE approval may still be obtained if OPC is not met if probable benefit outweighs the risk. = 7/16 evaluable patients have converted at 6 months OPC = study success3 (25%) 1 2 INSPIRE primary endpoint and OPC are based on evaluable patients at 6 months. 15.6% 15.5% 36.8% 43.8% 0% 10% 20% 30% 40% 50% EMSCI (n=256, 6 months) Model Systems (n=194, 12 months) INSPIRE All Patients (n=19, 6 months) INSPIRE Evaluable Patients (n=16, 6 months) Complete (AIS A) Thoracic SCI AIS Conversions

INSPIRE 1.0:
Neurologic Outcomes in Evaluable Patients to Date

- No baseline variables that were predictive of neurological recovery were observed
- Delayed (>6 months) conversions are uncommon and may demonstrate prolonged repair (►)

	Age (Pediatric ≤ 21 yoa)	Neurologic Level of Injury	Time to Implant	Neurologic Outcome at Primary Endpoint		Neurologic Outcome to Date
Responders	Adult	T4	40 hrs.	AIS B	►	Converted to AIS C at 12 months
	Adult	T4	83 hrs.	AIS B	►	Converted to AIS C at 24 months
	Adult	T6	21 hrs.	AIS C		AIS C at 6 months
	Pediatric	T8	69 hrs.	AIS B		AIS B at 6 months*
	Pediatric	T10	9 hrs.	AIS B		Remains AIS B at 12 months
	Adult	T11	9 hrs.	AIS C		Remains AIS C at 24 months
	Adult	T12	68 hrs.	AIS B	►	Converted to AIS C at 12 months
Non-responders	Adult	T2	80 hrs.	AIS A		AIS A at 6 months
	Adult	T3	21 hrs.	AIS A		Remains AIS A at 12 months
	Adult	T3	53 hrs.	AIS A		Remains AIS A at 24 months
	Adult	T4	47 hrs.	AIS A		AIS A at 6 months
	Adult	T7	46 hrs.	AIS A		Remains AIS A at 24 months
	Adult	T8	38 hrs.	AIS A		Remains AIS A at 12 months
	Adult	T9	30 hrs.	AIS A		AIS A at 6 months
	Adult	T9	77 hrs.	AIS A		AIS A at 6 months
	Pediatric	T10	22 hrs.	AIS A		Remains AIS A at 12 months

Note: Three additional subjects died within two weeks of implantation.

* Patient lost to follow-up after primary endpoint visit

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Study design Subjects randomized to two treatment arms – Scaffold Arm and Comparator Arm (standard of care spine stabilization without dural opening/myelotomy) Single blind – subjects and assessors blinded to treatment assignment Plan to enroll 20 subjects (10 in each treatment arm) across US clinical sites Clinical study in support of an HDE application Primary endpoint: Improvement in ASIA Impairment Scale (AIS) grade by 6 months Assessments at hospital discharge, 3, 6 (primary endpoint), 12 and 24 months Definition of Success: Proportion of subjects with AIS grade improvement assessed at 6 month follow-up timepoint % Scaffold Arm subjects w/AIS grade improvement % Comparator Arm subjects w/AIS grade improvement _ > 20% SUCCESS INSPIRE 2.0: A Clear Path Forward

CONTEMPO

Evaluating the Historical AIS Conversion Rates

- The North American Clinical Trials Network (NACTN), European Multicenter Study about Spinal Cord Injury (EMSCI), and Spinal Cord Injury Model Systems (SCIMS) registries were queried for patients that met certain criteria *(1)*
- ISNCSCI outcomes including ASIA Impairment Scale (AIS) conversion rate, neurological level of injury (NLI) changes, and motor score changes were compiled
- Contemporary AIS conversion rates for baseline thoracic AIS A injuries is ~20% with increasing probability of recovery in thoracolumbar (T10-T12) injuries



100
80
60
40
20
0
% of Patients
NACTN
EMSCI
SCIMS
A⇨A
A⇨B
A⇨C
A⇨D
Conversion

(1) Injured in 2006-2016; Baseline T2-12, AIS A injuries; Baseline ISNCSCI within 7 days of injury; Age 16-70, inclusive; Follow-up ISNCSCI at least ~6 months post-injury

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InVivo Anticipated Clinical Milestones Clinical Milestones (Inspire 1.0 and 2.0) 2018 Q3 Initiation & site selection (Inspire 2.0) First patient enrolled (Inspire 2.0) Q4 Acceptance of publication of six month data (Inspire 1.0) Acceptance of pathology publication (Inspire 1.0) Presentation of 12 month data (CNS) (Inspire 1.0) 2019 Q2 Presentation of pathology data (Inspire 1.0) Acceptance of MRI Publication (Inspire 1.0) Acceptance of publication of 12 month data (Inspire 1.0) Q4 Publication of 12 month data (CNS) (Inspire 1.0) 2020 Q2 Presentation of MRI data (Inspire 1.0) Acceptance of publication of 24 month data (Inspire 1.0) Expected enrollment completion (Inspire 2.0) Q4 Presentation of 24 month data (CNS) (Inspire 1.0) Expected 6 Month data readout (Inspire 2.0)

The Neuro-Spinal Scaffold: Commercial Opportunity

The Neuro-Spinal Scaffold: Spinal Cord Injury Patient Distribution *Assumes equal distribution among all ages & does not apply INSPIRE inclusion/exclusion criteria 1. Company estimate derived from: Selvarajah et al., J. Neurotrauma (2014), Jain et al., JAMA (2015), Saunders et al., Top Spinal Cord Inj. Rehabil. (2015) Other projections based on company estimates 15,000 Acute SCIs per year1 Cervical 9,200 Thoracic 3,600 Lumbar 2,200 AIS Grade A B C D A B C D 2,400 3,400 3,400 1,200 1,200 Cervical Thoracic Lumbar Level Current Clinical Population (“all-comers”) 300 400 500 Indication Expansion Opportunities Complete Injuries (AIS A) are the Largest Patient Segment

The *Neuro-Spinal Scaffold:*
Commercial and Reimbursement Strategy

- ***Commercial Opportunity:***

Spinal Cord Injury Type	US Incidence[1]	US Total Available Market[1]
Complete (AIS A) – Thoracic (excludes penetrating injuries)	1,950	\$100 - \$300 M/yr
Complete (AIS A) – Cervical (excludes penetrating injuries)	2,750	\$150 - \$450 M/yr
AIS A, B and C SCI – Thoracic & Cervical (excludes penetrating injuries)	8,000	\$400 - \$1.2 B/yr

- ***Reimbursement:***
  - Assist providers in achieving favorable coverage and payment so that reimbursement is not a deterrent to appropriate patient access
  - Advocate for a specific CPT code (procedure payment for neurosurgeons), new technology add-on payments, and clinical guideline inclusion based on outcomes and KOL support
  - Continue to leverage established payer advisory board (PAB)

1. Company estimates.

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Observations from INSPIRE and Upcoming Corporate Milestones Key INSPIRE Observations Demonstrated surgical feasibility of acute Neuro-Spinal Scaffold™ implantation Reported AIS conversion rate that exceeds published natural history rates and Objective Performance Criterion Observed delayed conversions at 12 and 24 months Applied learnings from INSPIRE to mitigate risk in INSPIRE 2.0 Corporate Milestones The FDA has approved INSPIRE 2.0, the randomized controlled trial designed to enhance the existing clinical evidence for the Neuro-Spinal Scaffold™ Focused on engaging with the investment community and exploring financing mechanisms to support INSPIRE 2.0 Estimated that from study initiation, enrollment will take place over approximately 18 months at an estimated 20 sites, with the full study completing in two years Desire to expand pipeline beyond the Neuro-Spinal Scaffold™ with technologies that align with the company’s core competencies

InVivo Capitalization Summary CAPITALIZATION TABLE as of March 31, 2018 Description Common Equivalent Common Shares Outstanding 1,562,284 Options (Weighted average exercise price $146.70) 81,011 Restricted Stock Units 16,700 Warrant (1) (Weighted average strike price $248.92) 86,419 Cash Balance – March 31, 2018 $ 11.6 million (1) No antidilution provision

InVivo Therapeutics Executive Summary Developing the Neuro-Spinal Scaffold™ for Acute Spinal Cord Injury (SCI) No effective treatments available for SCI No direct competitive products in clinical development FDA approved pivotal study of the Neuro-Spinal Scaffold™: INSPIRE 2.0 Encouraging data from single-arm study supports follow-on study Randomized, controlled trial in patients with acute spinal cord injury (SCI) Humanitarian Device Exemption (HDE) regulatory pathway New Leadership and Focused Business Strategy New Chief Executive Officer – February 2018 Organization restructured to reduce spend profile and focus on executing the INSPIRE 2.0 study